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                                                                    Exhibit 99.1

Contacts:         Duane Kimble                        Joel Pomerantz
                  Baldwin Piano                       The Dilenschneider Group
                  (513) 754-4647                      (212) 922-0900

                   BALDWIN PIANO REPORTS THIRD-QUARTER RESULTS

           FOURTH-QUARTER ORDERS INCREASE FOR COMPANY'S MUSIC PRODUCTS

         MASON, OH, November 12, 1999 - Baldwin Piano & Organ Company (NASDAQ:BPAO) today reported operating results for the third quarter ended September 30, 1999.

         Baldwin reported a third quarter net loss of $1,622,000, or 47 cents per share, on sales of $29.1 million. A year ago, the company reported net income of $93,000, or 3 cents per share, on sales of $34.3 million. Third quarter 1999 results include a one-time gain of $3,586,000, or $1.04 per share, on the previously announced sale of the company's facility in Juarez, Mexico. Third quarter results also were adversely impacted by one-time per share charges of 32 cents and 7 cents, respectively, to revalue certain inventories and record severance-related expenses.

         Through the first nine months of 1999, Baldwin reported sales of $88.2 million, versus $98.1 million for the same period a year ago. The net loss for the current nine-month period was $4,825,000, or $1.40 cents per share, which includes the one-time gain on the sale of Juarez, net of a loss recorded earlier this year of 27 cents per share. A year ago, the company reported nine-month net income of $634,000, or 18 cents per share.

         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin said, "The encouraging news is that dealer inventories have now returned to normal seasonal levels and orders for the company's music products have risen significantly. Our manufacturing facilities are currently working expanded shifts in an effort to meet current demand."

                                     -more-


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                                       -2-

         Ms. Hendricks added, "Baldwin is in the final stages of negotiation for the sale of its retail financing units, and we expect to make an announcement within the next 10 days. Completion of this sale will significantly improve the company's financial flexibility and so help ensure the financial strength of Baldwin's remaining businesses. It is important to recognize that the competitiveness of Baldwin's Music business is not tied to consumer financing. Today's piano buyer can chose from a wide variety of financing options. The key to maintaining the financial health of our Music business is in continuing to produce the highest quality pianos at the lowest possible cost, in keeping with Baldwin's long tradition of excellence.

         "In recent years, Baldwin has made a significant investment in streamlining its music product offerings, processes and manufacturing operations. In 1999 alone, Baldwin reduced employment levels by 12 percent, cut debt by $6.7 million and trimmed inventories by more than $7.6 million, versus a year ago. Many of these actions will produce financial benefits that will not be fully felt until next year, but should nevertheless continue to strengthen and improve Baldwin's financial performance for many years to come.

         Through the first nine months of 1999, total Music sales declined 19 percent to $53.8 million. The portfolio for Baldwin's Retail Financing unit rose 8 percent compared to a year ago. Revenues for the period of $6.5 million were off slightly from a year ago due to higher variable interest rates on the portion of the portfolio sold to a third party. At Contract Electronics, year-to-date sales grew 9 percent to $34.3 million, up from $31.6 million a year ago.

         Baldwin Piano & Organ Company has marketed keyboard musical products for over 137 years. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

         This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

         (Unaudited Condensed Operations Statement and Balance Sheet Attached)
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                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                                   (Unaudited)
                    (In Thousands, except earnings per share)

                                             Three Months Ended       Nine Months Ended
                                                September 30,           September 30,
                                             --------------------    --------------------
                                               1999        1998        1999        1998
                                             --------    --------    --------    --------
Net sales                                    $ 29,106    $ 34,277    $ 88,164    $ 98,072
Cost of goods sold (1)                       $ 31,033      28,884      83,726      81,953
                                             --------    --------    --------    --------
  Gross profit                                 (1,927)      5,393       4,438      16,119

Interest income on installment receivables   $  1,770       2,371       6,534       6,679
Other operating income, net                  $  6,117         223       6,479         966
Selling, general and administrative          $ (7,377)     (6,951)    (21,991)    (20,564)
Interest expense                             $ (1,108)       (885)     (3,089)     (2,170)
                                             --------    --------    --------    --------
  Earnings before income taxes                 (2,525)        151      (7,629)      1,030
Income taxes                                 $   (903)         58      (2,804)        396
                                             --------    --------    --------    --------
  Net earnings                               $ (1,622)   $     93    $ (4,825)   $    634
                                             ========    ========    ========    ========

Basic earnings per share                     $  (0.47)   $   0.03    $  (1.40)   $   0.18
                                             ========    ========    ========    ========
Diluted earnings per share                   $  (0.47)   $   0.03    $  (1.40)   $   0.18
                                             ========    ========    ========    ========
Average number of shares outstanding            3,453       3,453       3,453       3,450
                                             ========    ========    ========    ========
Diluted number of shares outstanding            3,453       3,465       3,453       3,502
                                             ========    ========    ========    ========

(1) DURING THE FIRST QUARTER OF 1999, THE COMPANY RECOGNIZED THE EXPECTED RESTRUCTURING AND OTHER NON-RECURRING COSTS ASSOCIATED WITH THE CONSOLIDATION OF GRAND PIANO ASSEMBLY TO ITS TRUMANN, ARKANSAS, FACILITY OF $1.5 MILLION OR 27 CENTS PER SHARE.

                       CONSOLIDATED SUMMARY BALANCE SHEETS
                                 (In Thousands)

                                                     (Unaudited)
                                                     September 30,
                                                  -------------------  December 31,
                                                   1999       1998       1998
                                                  --------   --------   --------
Assets
  Receivables, net                                $ 20,811   $ 24,649   $ 23,273
  Inventories                                       44,250     51,925     51,089
  Other current assets                               8,173      7,381      8,427
                                                  --------   --------   --------
    Total current assets                            73,234     83,955     82,789
  Installment receivables, less current portion     14,136     13,329     14,616
  Property, plant and equipment, net                21,430     24,754     22,724
  Other assets                                      19,452     14,235     17,121
                                                  --------   --------   --------
    Total assets                                  $128,252   $136,273   $137,250
                                                  ========   ========   ========
Liabilities and Shareholders' Equity
  Current portion of long-term debt               $ 13,833   $  1,000   $ 11,380
  Other liabilities                                 21,268     18,948     17,800
                                                  --------   --------   --------
    Total current liabilities                       35,101     19,948     29,180
  Long-term debt, less current portion              33,715     49,199     42,817
  Other liabilities                                  2,868      6,275      3,978
  Shareholders' equity                              56,568     60,851     61,275
                                                  --------   --------   --------
    Total liabilities and shareholders' equity    $128,252   $136,273   $137,250
                                                  ========   ========   ========